One painting. Multiple records.

Inbox ×

M

Anthony DeSimone, Masterworks <adesimone@investors.masterworks.com>

to me

Dear Sam,

In June of 2020, Helen Frankenthaler shocked the art world.

Her painting *Royal Fireworks*, a prime example of her large-scale 1970s style, sold for $7.9 million, more than doubling her previous record of $3 million, set just two years prior.

What's really fascinating, though, is that this same painting had already set Frankenthaler's auction record once before, back in 2011, when it sold for $818k to the famous collector Ginny Williams.


Royal Fireworks
1975
60 x 157 in
Sale 1
Nov 2011
$819k
30%
Annual
Growth CAGR
Sale 2
June 2020
$7.9M

As Frankenthaler's work was rediscovered by a wider array of collectors and curators, her market saw major growth—and Williams ended up selling for a price more than $7 million above what she purchased for.

Since the sale of *Royal Fireworks*, Frankenthaler has added 9 new records to her top 10 auction prices, and she's also seen 12 more paintings resell at auction—all for a higher price than their initial sale.

Of course, not all repeat sales will appreciate in value this much (one work went from $97k to $106k over a 5 year span) but we believe these are great signals for Frankenthaler's long-term market trajectory.

We won our Frankenthaler at auction—check out our behind-the-scenes photo of the painting below! You can invest here, or view the offering circular further down.

Degas at 45

1974

66 x 96 in



Thanks,

Anthony DeSimone

—

Investor Relations
MASTERWORKS

www.masterworks.com
225 Liberty St. 29th Floor, New York, NY 10281